UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First Hartford Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

320488109

(CUSIP Number)

Robert Rothberg, Esq.
Choate, Hall & Stewart
Exchange Place
53 State Street
Boston, MA 02109-2891
Telephone: (617) 248-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320488109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,719

	8.	Shared Voting Power 445,535

	9.	Sole Dispositive Power 145,719

	10.	Shared Dispositive Power 445,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,151

	8.	Shared Voting Power 445,535

	9.	Sole Dispositive Power 56,151

	10.	Shared Dispositive Power 445,535

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,686

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $1 per share, of First Hartford Corporation (“FHC”), a Maine corporation, whose principal executive offices are located at 149 Colonial Road, Manchester, CT.

Item 2.	Identity and Background
Richard E. Kaplan’s principal occupation is attorney and private trustee. He is self-employed with an office at 2345 Washington Street, Newton, MA 02462. He is a US citizen.
David E. Kaplan’s principal occupation is real estate development and management. He is self-employed with an office at 257 East Center Street, Manchester, CT 06040. He is a US citizen.

During the last five years, neither Richard E. Kaplan nor David E. Kaplan (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
All of the shares beneficially owned by Richard and David Kaplan were acquired through various gifts, bequests and other transfers without consideration.
No borrowed funds were used to purchase or hold any of the shares owned beneficially by Richard and David Kaplan.

Item 4.	Purpose of Transaction

Richard and David Kaplan have held the shares for many years, except for 111,818 shares that were transferred to Richard Kaplan by his spouse on January 23, 2004.  None of the shares owned beneficially by Richard and David Kaplan have been transferred for more than 20 years except among family members and family owned trusts and entities.

Recently Richard and David Kaplan have become concerned about the value of their FHC shares, and the lack of any reasonable market for FHC shares. They have also become concerned that:
1) FHC has been managed by its president, Neil Ellis, without any independent or outside oversight.

2) Neil Ellis has caused FHC and its subsidiaries to enter into numerous transactions with him, or with entities controlled by him.
3) The last FHC shareholder meeting prior to the meeting called for January 22, 2004 was almost 18 years ago, in February 1986.
4) Shareholders were not given proper or adequate notice of the January 22, 2004 meeting.
5) The 2003 Stock Option Plan proposed to be adopted at the January 22, 2004 could be used by Neil Ellis to obtain majority ownership of FHC, which might render worthless the shares held by others.

Richard and David Kaplan intend to obtain more information concerning FHC, its assets, and how it has been managed, including the terms of transactions between FHC and Neil Ellis over the years.  Based on the information obtained, Richard and David Kaplan anticipate that they may present (to management or, more likely, to other shareholders) proposals to improve the value of the FHC shares.  Such proposals would likely include:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the FHC or any of its subsidiaries;
(b) A sale or transfer of a material amount (or all) of assets of FHC or any of its subsidiaries; and/or
(c) Changing (probably completely) the present board of directors and executive officers of FHC.

It is also possible that such proposals could include a material change in the present capitalization of FHC, changing the dividend policy to pay a dividend, and/or the acquisition by another person of additional securities of FHC, or the disposition of securities of FHC, changes in FHC's business or corporate structure, causing the FHC shares to cease to be publicly traded (even to the limited extent they are now traded).

Richard and David Kaplan may also seek to challenge the validity of actions taken by Neil Ellis, including without limitation actions taken at the January 22, 2004 shareholders meeting.

Item 5.	Interest in Securities of the Issuer

Richard E. Kaplan owns beneficially 591,254 shares of Common Stock, representing approximately 19.1% of the outstanding shares.  He has the sole power to vote and dispose of 145,719 of such shares.  He shares with David E. Kaplan the power to vote and dispose of 445,535 of such shares.

David E. Kaplan owns beneficially 501,686 shares of Common Stock, representing approximately 16.2% of the outstanding shares.  He has the sole power to vote and dispose of 56,151 of such shares.  He shares with Richard E. Kaplan the power to vote and dispose of 445,535 of such shares.

The shares as to which Richard E. Kaplan and David E. Kaplan have shared voting and disposition power are owned in various family trusts and family entities, which have the right to receive the dividends, if any, paid on those shares, and if such shares are sold, to receive the proceeds of such sale.

 Richard and David Kaplan have not engaged in any transactions in FHC Stock during the past 60 days, except for the transfer to Richard Kaplan by his spouse of 111,818 shares without consideration on January 23, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Richard and David Kaplan are brothers, and co-trustees of various family trusts.  They share the view that changes of some sort will be required if they are to have an opportunity to realize value for their FHC shares at any time in the foreseeable future.  They have decided to work together in this regard.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2004	/s/ Richard E. Kaplan
Richard E. Kaplan

/s/ David E. Kaplan
David E. Kaplan